EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year ended December 31,					Nine months ended
(in thousands)	2002	2003	2004	2005	2006	September 30, 2007

Net Loss	(8,059)	(3,155)	(7,047)	(10,612)	(17,798)	(21,358)
Fixed Charges:
Interest Expense	3	17	356	—	—	—
Rent Expense (33%)	31	126	40	58	108	100
Total fixed charges	34	143	396	58	108	100
Net Loss plus fixed charges	(8,025)	(3,012)	(6,651)	(10,554)	(17,690)	(21,258)

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—
     Due to losses incurred for the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005, 2004, 2003 and 2002, we would have had to generate additional earnings of $21,4 million, $17.8 million, $10.6 million, $7.0 million, $3.2 million and $8.1 million, respectively, in order to cover fixed charges. Currently, the Company’s fixed charges are not significant.

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